FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

A publicly held limited liability stock company (Sociedad Anónima Abierta)
Securities Register Nº 0114

NOTICE OF REGULAR AND EXTRAORDINARY SHAREHOLDERS' MEETINGS

As resolved by the board of directors of Empresa Nacional de Electricidad S.A. and in accordance with the provisions of clauses 55, 56, 57, 58 and 59 of Law No. 18,046 and clauses 26, 27, 27 bis, 28, 29 and 30 of the bylaws, the Ordinary Shareholders’ Meeting is called to be held on April 8, 2005 at 10 a.m. at the Espacio Riesco Conventions Center located at Avda. El Salto 5000, Huechuraba, Santiago, and an Extraordinary Shareholders’ Meeting is called to be held on the same day and same place immediately following the Ordinary Shareholders’ Meeting.

REGULAR SHAREHOLDERS' MEETING

The Regular Shareholders' Meeting will have as its purpose to acknowledge and resolve the following matters:

1.- Approval of the Annual Report, Financial Statements and Report of the Independent Accountants and Inspectors of Accounts for the year ended December 31, 2004;

2.- Distribution of Profits and Dividends;

3.- Exhibition of the Company’s dividends policy and information of the procedures for the dividends distribution;

4.- Investment and financing policy proposed by the Board of Directors;

5.- Fixing of the Remuneration of the Board of Directors;

6.- Fixing of the Remuneration of the Committee of Directors and its budget;

7.- Report of the Committee of Directors;

8.- Appointment of External Auditors;

9.- Election of two Inspectors of Account and their alternates, and the fixing of their remuneration;

10.- Other matters of corporate interest and the competence of the Meeting and information of the transactions referred to in clause 44 of Law 18,046.

SPECIAL SHAREHOLDERS' MEETING

The object to the Extraordinary Meeting is to know and resolve the following matters:

1. Modify clause 1 of the bylaws in the sense that, for strictly publicity reasons, either of the names “ENDESA" or "ENDESA CHILE" may be used as the Company’s short name. 2. Adopt all the agreements necessary for duly carrying out that approved in the above point.

PARTICIPATION AT THE MEETINGS

The Shareholders listed in the Share Registry five business days prior to the Meetings to be held on April 8, 2005, shall have the right to take participate in the latter.

PROXIES

The verification of proxies will be carried out on April 5, 6 and 7, 2005 at the offices of Empresa Nacional de Electricidad S.A., at Santa Rosa 76, Santiago, from 9:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m., and on the date of the meetings from 9:00 a.m. to 10:00 a.m. at the place of the meetings.

In order to avoid crowds and delays, the beneficiaries of powers are strongly advised to register their powers during the first days of the checking period, at the times and places mentioned immediately above.

On the day of the meetings, powers will only be received until 10:00 a.m. Only those powers received by that time will qualify.

                       CHAIRMAN OF THE BOARD

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: January 31, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager